Exhibit 99.1

A2Z Announces Updated Corporate Presentation

TEL AVIV, ISRAEL, November 15, 2023 (ACCESSWIRE) – A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ)(TSXV: AZ)($AZ), a global leader in innovative technology solutions, is pleased to announce that it has posted an updated corporate presentation which can be accessed on A2Z’s website at: https://www.cust2mate.com/wp-content/uploads/2023/11/Investor-Presentation-November-15-2023.pdf

For more information on A2Z (NASDAQ: AZ) ($AZ) and its subsidiary Cust2Mate, please visit www.a2zas.com.

About A2Z Smart Technologies Corp.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts and the risks relating to our business -- that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com) and with the Securities and Exchange Commission (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

Company Contact:

Gadi Graus, President

Gadi.g@a2zas.com

03-3732328

Investor Contacts:

Brett Maas, Managing Principal, Hayden IR, LLC

brett@haydenir.com

(646) 536-7331

SOURCE: A2Z Smart Technologies Corp.